                                                               Exhibit 99 (a)(9)


CALPINE CORPORATION COMMENCES TENDER OFFER FOR SHERIDAN ENERGY, INC.


SAN JOSE, CALIF. - August 31, 1999 - Calpine Corporation (NYSE:CPN), a leading U.S. power company, today announced that CPN Sheridan, Inc., a wholly-owned subsidiary of Calpine, commenced a tender offer today for all of the outstanding shares of Sheridan Energy, Inc. (Nasdaq SmallCap Market:SHDN) common stock, at a price of $5.50 per share, net to the seller in cash.

The offer is being made pursuant to the Agreement and Plan of Merger dated as of August 25, 1999 among Calpine, CPN Sheridan, Inc. and Sheridan. The offer is conditioned, among other things, upon a number of shares being tendered and not withdrawn such that, upon consummation of the offer, Calpine and its affiliates will beneficially own in the aggregate not less than a majority of the shares on a fully diluted basis. The offer will expire at 12:00 midnight, New York City time, on Tuesday, September 28, 1999, unless the offer is extended.

The Boards of Directors of Calpine and Sheridan have approved the transaction. In addition, certain Sheridan shareholders have agreed to tender their shares, representing an aggregate of approximately 51 percent of the outstanding shares, to Calpine.

The information agent for the offer is D.F. King & Co., Inc., 77 Water Street, 20th Floor, New York, NY, 10005, telephone (212) 929-5500.

Sheridan's oil and gas properties are located in northern California and the Gulf Coast region, including 148 billion cubic feet equivalent of proven reserves, of which 90 percent are natural gas.

Calpine is a national power company dedicated to providing customers with reliable and competitively priced electricity and thermal energy. Calpine currently has approximately 8,900 megawatts of capacity in operation, pending acquisition, under construction or in announced development in 14 states - enough energy to power nearly nine million households. Calpine has headquarters in San Jose, Calif., with regional offices in Houston, Texas; Pleasanton, Calif.; and Boston, Mass. The company was founded in 1984 and is publicly traded on the New York Stock Exchange under the symbol CPN. To learn more about Calpine, visit its website at www.calpine.com

Calpine Corporation, San Jose
-    Katherine Potter, (408) 995-5115 Ext. 1168
     Public Relations
-    Rick Barraza, (408) 995-5115 Ext. 1125
     Investor Relations